DYNAMICS RESEARCH CORPORATION
60 Frontage Road
Andover, Massachusetts  01810
978/475-9090

September 18, 2009

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief
                   Division of Corporation Finance

Re: Dynamics Research Corporation.
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 16, 2009
      File No. 001-34135

Dear Mr. Gilmore:

On behalf of Dynamics Research Corporation. (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated August 25, 2009 with respect to the Company's Form 10-K for its fiscal year ended December 31, 2008 (the "Form 10-K"). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form 10-K for the Fiscal year Ended December 31, 2008
Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)
Compensation Discussion and Analysis
Annual Cash Incentive Award (Executive Incentive Plan), page 10

1.
We note that in response to prior comment no. 2, you have provided the specific corporate performance targets considered in determining annual cash incentive awards for your named executive officers for 2008, as well as the percentage achievement against these targets. Your response states that the company exceeded the "Net Income" performance goal of $7.5 million by 7.8%. However, the consolidated statements of operations in your Form 10-K show a net loss of $1.255 million for fiscal 2008. Please advise regarding the apparent inconsistency between the net income measure used to determine executive compensation and the net loss reflected in the company's financial statements. If you rely on a non-GAAP financial measure in determining executive compensation, please identify the relevant financial measure as non-GAAP and explain briefly how such measure is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K. Provide conforming disclosure in future filings, if applicable, clearly stating that, although the annual cash bonus is determined with reference to a non-GAAP standard that reflects net income, you are in fact providing cash bonuses to your named executive officers in years when shareholders have experienced a net loss in accordance with GAAP. Please also tell us in your response letter, and disclose in future filings as applicable, what factors led the Compensation Committee to structure annual cash bonuses in this manner.

Response:

Please refer to our response to comment #2 below.

2.
In response to prior comment no. 2, you provide the actual achievement of certain of your named executive officers against the "financial management objectives" used to determine their annual cash incentive bonuses for 2008. However, you still have not identified the specific financial management objectives that are considered in determining bonuses for each of these individuals, nor have you explained why you believe such disclosure is not required. If you believe that the specific financial management objectives do not constitute material information necessary to an understanding of your compensation policies and decisions, please provide support for this belief in your response letter, addressing in particular the disclosure in your proxy statement indicating that the cash bonus awards for these named executive officers is based 25% on achievement of such objectives. We again refer you to Item 402(b)(v)-(vii) and Instruction 4 to Item 402 (b) of Regulation S-K and our prior comments on this issue.

Response:

We provide the requested information below and confirm to you our intention to include such information in future filings.  We have revised our discussion and analysis to reflect a more complete view of how annual cash incentive bonuses are determined, including non-quantitative objectives as described in our “Compensation Objectives”, which are significant component of the evaluation process.  Also, it is apparent that individual financial management objectives do not constitute a material component in determining total annual cash incentive compensation, when compared with corporate goals and non-quantitative factors.  As a result, we believe that disclosure of individual performance against cost management objectives is not warranted.

Annual Cash Incentive Plan

The Company’s annual award plan design is typical of annual award plans used throughout the industry and is designed to provide an annual incentive to maximize performance over the current fiscal year.  Each year the Compensation Committee of the Board of Directors approves a target award percentage for each executive based on competitive analysis as mentioned above.   For 2008 target annual incentive opportunities set for the Named Executive Officers were as follows:

	Target Amount	Percent of Base Salary
Mr. Regan	$360,000	75%
Mr. Keleher	$112,428	40%
Mr. O’Brien	$74,143	35%
Mr. Wentzell	$73,623	35%
Mr. Covel	$55,988	25%

Corporate financial goals for our Annual Cash Incentive Plan are reported revenue, reported net income and receivables days sales outstanding (DSO).  For 2008, these corporate goals and achievement thereof were as follows:

	% of Award	Goal	Actual Achievement
Revenue	45%	$230 million	5.6% above goal
Net Income	45%	$7.5 million	7.8% above goal(1)
Receivables DSO	10%	85 days	10.5% below goal

(1)   In 2008 reported net income included a $9.1 million provision for litigation, net of income tax benefits, for settlement of the U.S. Attorney’s civil claims, which arose from events which occurred in the 1990’s.  The corporate net income objective of $7.5 million excluded any provision for the settlement.  In evaluating actual performance against the goal, the $9.1 million litigation provision was added back to the reported net loss of $1.3 million, resulting in net income, after the adjustment, of $7.8 million.  After considering the non-operating and dated nature of the events which gave rise to the charge, that none of the NEO’s had assumed their positions when the events occurred, and the intended exclusion of the charge from the net income goal, the Committee decided that exclusion of this unusual item from net income would more appropriately reflect the 2008 operating performance of the management team.

Mr. Regan’s annual cash incentive bonus was based entirely on achievement of these three company goals.

The Company’s key objective in the establishment of incentive compensation plans is to pay for performance.   For each of the NEOs, other than Mr. Regan, annual cash incentive bonuses were based on a balance of quantitative and qualitative achievements in four areas:

(1)	The corporate financial goals noted above,
(2)	Individual cost management objectives,
(3)	Individual non-financial management objectives for their specific area of responsibility, and
(4)
A qualitative assessment of performance in the area of key company management behaviors and values such as expertise in their area of responsibility, teamwork, leadership, commitment to DRC’s mission, and management skills.

Fifty percent of the total incentive cash bonus for each NEO other than Mr. Regan was based on actual performance achievement compared with the first two quantitative goals and fifty percent on actual performance achievement compared with the second two qualitative goals above, as evaluated and recommended by the Chief Executive Officer and approved by the Committee.  Corporate objectives represented seventy-five percent of the quantitative measurement and individual cost management objectives represented twenty-five percent of the quantitative measurement.

In addition to improving financial performance key non-quantitative accomplishments, achieved collectively by the executive team in 2008, included:

•	A record level of new business contract wins,
•	Consummation of the Kadix Systems LLC acquisition, and
•	Agreement in principal for settlement of longstanding U.S. Attorney civil claims.

Based on the performance results achieved in 2008, awards granted to the named executive officers for 2008 performance averaged 45.2% of base salary which was 107% of their original target on average.  Due to improved performance, this was up from the prior year’s awards which averaged 33.1% of base salary.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that the Staff will find that the above satisfactorily addresses the comments set forth in Mr. Gilmore’s letter of August 25, 2009. If the Staff requires any further information, please contact me at (978) 289-1616.

Sincerely,

/s/ Richard A Covel
Richard A. Covel
Vice President and General Counsel